Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-228157
September 23, 2020

REALTY INCOME CORPORATION

PRICING TERM SHEET

1.625% Notes due 2030

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated September 23, 2020 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated November 5, 2018 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Security:	1.625% Notes due 2030 (the “notes”)

Anticipated Rating:(1)	A3 by Moody’s Investors Service, Inc. (stable outlook)
A- by Standard & Poor’s Ratings Group (stable outlook)

Trade Date:	September 23, 2020

Expected Settlement Date:	October 1, 2020 (T+6)

Under rules of the U.S. Securities and Exchange Commission (the “SEC”), trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the second business day prior to the settlement date specified above will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the closing date for the issuance of the notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Offering Format:	SEC registered

Net Proceeds:	Approximately £394.3 million after deducting the underwriting discount but before deducting other estimated expenses payable by the Company.

Principal Amount:	£400,000,000

Denominations:	£100,000 and integral multiples of £1,000 in excess thereof

Maturity Date:	December 15, 2030

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

(1)  Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Interest Rate:	1.625% per annum, accruing from October 1, 2020

Interest Payment Dates:	Annually on December 15, commencing December 15, 2020

Price to Public:	99.191%, plus accrued interest, if any

Benchmark Security:	UKT 4.75% due 2030

Benchmark Security Price/Yield:	145.86+ / 0.205%

Spread to Benchmark Security:	+ 150 basis points

Semi-Annual Yield:	1.705%

Annual Yield:	1.712%

Optional Redemption:

Prior to September 15, 2030 (the “Par Call Date”), the notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to the greater of: (a) 100% of the principal amount of the notes to be redeemed, and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed (exclusive of interest accrued to the applicable redemption date), assuming the notes matured and that accrued and unpaid interest on the notes was payable on the Par Call Date, discounted to such redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the Comparable Government Bond Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 25 basis points, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest on the principal amount of the notes being redeemed to such redemption date.

On and after the Par Call Date, the notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount of the notes being redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

Tax Redemption:

The notes will be redeemable, in whole but not in part, at the option of the Company in the event of certain changes in United States taxation at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to the applicable redemption date. See “Description of Notes—Redemption for Changes in Taxes” in the Preliminary Prospectus Supplement for further terms and provisions applicable to redemption of the notes under these circumstances.

CUSIP	756109 AY0

ISIN:	XS2238341080

Common Code:	223834108

Listing:	The Company intends to apply to list the notes on the New York Stock Exchange.

Underwriters

Joint Book-Running Managers:	Barclays Bank PLC
Credit Suisse Securities (Europe) Limited
Goldman Sachs & Co. LLC
Wells Fargo Securities, LLC
Citigroup Global Markets Limited
J.P. Morgan Securities plc
Merrill Lynch International
Mizuho International plc
RBC Europe Limited
Regions Securities LLC
The Toronto-Dominion Bank

Lead Manager:	U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Bank of Montreal, London Branch
Morgan Stanley & Co. International plc
Scotiabank Europe plc

Co-Managers:	BNY Mellon Capital Markets, LLC
PNC Capital Markets LLC
Stifel Nicolaus Europe Limited
Truist Securities, Inc.
UBS AG London Branch
BNP Paribas

Stifel Nicolaus Europe Limited may pay an unaffiliated entity, which is also a lender under the Company’s $3.0 billion revolving credit facility, or its affiliate a fee in connection with this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Barclays Bank PLC by telephone (toll free) at 1-888-603-5847, Credit Suisse Securities (Europe) Limited by telephone at +44 (0) 20 7888 4021 or Goldman Sachs & Co. LLC by telephone (toll free) at 1-866-471-2526.

MiFID II professionals/ECPs-only / No PRIIPs KID — Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).  No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.